UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55840 / May 31, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12517

In the Matter of **CMERUN CORP.,** **COMBINE CORP.,** **DIGITAL CONCEPTS** **INTERNATIONAL, INC.,** **INTEGRATED HOMES, INC.,** **LIGHTHOUSE FAST FERRY, INC., and** **WANNIGAN CAPITAL CORP.,** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO DIGITAL CONCEPTS INTERNATIONAL, INC.**

I.

The Securities and Exchange Commission ("Commission"), having issued on December 28, 2006 an Order Instituting Administrative Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against, among others, Digital Concepts International, Inc. ("Digital" or "Respondent"), now deems it necessary and appropriate for the protection of investors that an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Digital Concepts International, Inc. ("Order") be issued against Respondent.

II.

In response to the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order, as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that

  A. Digital, is a Florida corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Until December 28, 2006, Digital's common stock was quoted on the Pink Sheets.

  B. Digital has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed a periodic report for any fiscal period since its Form 10-SB, filed on March 8, 2002 and amended on July 2, 2002, became effective.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

     Nancy M. Morris
     Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.